(Excerpt Translation)





Amendment to the Japanese Extraordinary Report and two amendments thereto which were filed on November 7, 2006, November 8, 2006 and November 20, 2006, respectively, with respect to the sale of the shares of common stock of the Company in the overseas markets (the "International Offering"), intended to attach the prospectus related to the International Offering and an abridged translation thereof, pursuant to Article 7 of the Securities and Exchange Law of Japan as applied mutatis mutandis to Article 24-5, paragraph 5 of the said law, submitted to the Director General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 21, 2006.